



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Reports 2004 Year-end Oil and Gas Reserves

CALGARY, ALBERTA, (February 22, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today the results of its annual oil and gas reserves report prepared by Sproule Associates Limited, independent petroleum engineers.

Highlights include:

- 59% increase in proved plus probable reserves to 24.7 million barrels of oil equivalent;
- 575% reserve replacement ratio, based on total reserve additions of 11.2 million barrels and 2004 annual production of 1.9 million barrels of oil;
- One and three year finding and development costs of $4.03/bbl and $4.65/bbl, respectively.

The following tables summarize certain information contained in the year-end reserve report. The report was prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ('NI 51-101"). Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which will be filed on SEDAR.

Oil and Gas Reserves

BlackRock's proved plus probable reserves increased 59% to 24.7 million barrels as at December 31, 2004 compared with 15.5 million barrels at the end of last year. This resulted in net reserve additions of 11.2 million barrels. These reserve additions replaced 575% of our 2004 production of 1.9 million barrels of oil.

In its report, Sproule has attributed 20.5 million barrels of proved plus probable reserves to the Seal area, a 79% increase from 2003. The report only includes reserves associated with the development of the Central block and part of the Eastern block at Seal. BlackRock has not booked undeveloped reserves on the other blocks at Seal, including the Northern and Peace River blocks, where we have had successful production tests. The average oil recovery rate used in the Sproule report was 9.4% of oil-in-place. For wells with limited production history, Sproule has used recovery rates of between 7% and 9%. However, for wells with a favourable production history, Sproule has used recovery rates of between 9% and 14% of oil-in-place. Favourable production histories for our oldest wells at Seal was the source of the large positive technical revisions in our 2004 reserves reconciliation. Sproule has indicated that continued favourable performance from our development wells could lead to additional technical revisions in future

years.

BlackRock has not yet booked any reserves for the Orion project at Hilda Lake. Based on its seven year pilot study, the Company has internally estimated approximately 190 million barrels of recoverable oil at Hilda Lake.

Summary of Oil and Gas Reserves – Forecasted Prices and Costs

(Company interest)	Heavy Oil Reserves	Natural Gas Reserves	2004 BOE (1)	2003 BOE (1)
	(mbbls)	(Mmcf)	(mboe)	(mboe)
Proved developed producing	12,714	1,396	12,947	5,540
Proved developed non-producing	1,365	732	1,487	1,255
Proved undeveloped	5,307	24	5,311	5,452
Total proved	19,386	2,152	19,744	12,247
Probable	4,921	361	4,981	3,257
Total	24,307	2,513	24,725	15,504

(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) No reserves have been assigned to the Hilda Lake SAGD project

Net Present Value of Reserves – Forecasted Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	141,347	127,535	116,806	108,258	101,287
Developed non-producing	16,179	14,328	12,903	11,776	10,866
Undeveloped	30,052	23,274	18,293	14,526	11,601
Total proved	187,578	165,137	148,003	134,560	123,754
Probable	35,694	25,014	18,471	14,234	11,342
Total	223,272	190,151	166,474	148795	135,096

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	117,074	105,026	95,694	88,288	82,276
Developed non-producing	10,536	9,340	8,416	7,685	7,093
Undeveloped	19,650	14,517	10,752	7,918	5,732
Total proved	147,260	128,883	114,863	103,891	95,101
Probable	23,575	16,284	11,788	8,875	6,893
Total	170,835	145,168	126,551	112,765	101,994

Notes:
Columns may not add due to rounding

The pricing assumptions used in the Sproule evaluation are summarized below.

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/Cdn$)
2005	44.29	51.25	36.26	6.97	2.5	0.84
2006	41.60	48.03	34.89	6.66	2.5	0.84
2007	37.09	42.64	32.11	6.21	2.5	0.84
2008	33.46	38.31	30.68	5.73	2.5	0.84
2009	31.84	36.36	29.08	5.37	1.5	0.84
2010	32.32	36.91	29.60	5.47	1.5	0.84
2011	32.80	37.47	30.13	5.57	1.5	0.84
2012	33.30	38.03	30.67	5.67	1.5	0.84
2013	33.79	38.61	31.21	5.77	1.5	0.84
2014	34.30	39.19	31.76	5.87	1.5	0.84
2015	34.82	39.78	32.33	5.98	1.5	0.84

Escalation rate of 1.5% thereafter

Notes:

(1) The pricing assumptions were provided by Sproule Associates Limited

(2) None of the Company's future production is subject to a fixed or contractually committed price.

Reconciliation of Changes in Reserves

The following table summarizes the changes in the Company's share of oil and natural gas reserves (Company's interest before deducting royalties) from December 31, 2003 to December 31, 2004.

	Heavy Oil (mbbls)			Natural Gas (Mmcf)		
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
Balance, Dec 31, 2003	12,240	3,257	15,497	39	-	39
Production	(1,941)	-	(1,941)	(13)	-	(13)
Dispositions	-	-	-	(26)	-	(26)
Extensions	5,168	2,040	7,208	236	31	267
Technical Revisions	3,919	(376)	3,543	-	-	-
Balance, Dec 31, 2004	19,386	4,921	24,307	236	31	267

Finding and Development Costs

NI 51-101 requires that the calculation for finding and development costs include all future development capital. Using this methodology and based on unaudited financial information for 2004, BlackRock's finding and development cost for oil and gas reserve additions (including revisions) in 2004 was $4.03 per proved plus probable barrel of oil, and the finding and development cost for the three year period 2002 – 2004 was $4.65 per proved plus probable barrel of oil. If only proved reserves were used, the one and three year finding and development costs were $4.63 and $5.53 per barrel, respectively.

Current Heavy Oil Prices

While the price of light oil has been above US$45 for the last few months, the price for heavy oil has

been comparatively low due to record differentials between light and heavy oil. The current situation for heavy oil prices has been further exacerbated by the price premium for condensate, which is mixed with heavy oil to make blend for shipping in pipelines. Due to the wide differential and high cost of condensate, during the month of December our wellhead price was under $10 per barrel. As a result, our cash flow from operations during the last three months has been below our expectations. Commenting on this temporary situation, President John Festival said "As a heavy oil producer, we understand that every few years we experience some very dramatic swings in heavy oil pricing. Price swings such as this also occurred in 1998 and 2001. This is the reason we ensure BlackRock has a solid balance sheet and why we continually focus on being a low cost producer. We are proud of our top quartile finding and development costs and the improvements we are making in operating costs. We will continue to survive these temporary pricing challenges as they arise and I believe that over the long term, our Seal and Orion projects will deliver excellent growth in value per share."

Forward-Looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com